Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-4) and related Prospectus of United Rentals (North America), Inc. for the registration of $500,000,000 of its 10.875% Senior Notes due 2016 and to the incorporation by reference therein of our reports dated February 23, 2009, with respect to the consolidated financial statements and schedule of United Rentals, Inc. and the effectiveness of internal control over financial reporting of United Rentals, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2008, filed with the Securities and Exchange Commission

/s/ Ernst & Young LLP

New York, New York
July 29, 2009